SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
 (Amendment No. 1)

B.H.I.T. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066-82N-101

(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9thStreet, 20thFloor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 066-82N-101	Page 2 of 4

1	name of reporting person i.r.s. identification no. of above person (entities only) Paul S. Dennis
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 4,981,250(1)
	8	shared voting power
	9	sole dispositive power 4,981,250(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 4,981,250(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 15.6%
14	type of reporting person (see instructions) IN

(1) Includes Series A 10% convertible debentures presently convertible into 2,000,000 shares of common stock and 750,000 options to purchase shares of common stock that are presently exercisable.

Introduction.

This Amendment No. 1 to Schedule 13D is filed by Paul S. Dennis relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”).

Item 3.             Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Series A 10% convertible debentures reported in Item 5(c) as having been acquired by Mr. Dennis were acquired for the aggregate purchase price of $400,000 with Mr. Dennis’ personal funds.

Item 5.             Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)         Based solely on information provided by the Company, there are currently 29,171,385 shares of Common Stock outstanding.  Mr. Dennis beneficially owns 4,981,250 shares of Common Stock, including Series A 10% convertible debentures presently convertible into 2.0 million shares of Common Stock and 750,000 options to purchase shares of Common Stock, or 15.6% of the Company’s outstanding Common Stock.

(c)         On September 4, 2009, Mr. Dennis purchased four Series A 10% convertible debentures for a total purchase price of $400,000.  The debentures are presently convertible into a total of 2.0 million shares of Common Stock at a conversion price of $0.20 per share of Common Stock.  Mr. Dennis has not effected any other transactions in the Company’s Common Stock in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 11, 2009

/s/ Paul S. Dennis
Paul S. Dennis